ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee Laws T +1 617 235 4975 renee.laws@ropesgray.com

September 28, 2022

VIA EDGAR

Mr. Ken Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds III (Registration No. 811-03752)

Dear Mr. Ellington:

I am writing on behalf of AMG Funds III (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual report to shareholders filed under the Investment Company Act of 1940, as amended (“1940 Act”), on Form N-CSR for AMG GW&K International Small Cap Fund (the “Fund”) for the fiscal year ended May 31, 2022. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

General

1.     Comment: Please include disclosure in the notes to financial statements going forward stating, at a minimum, that the adviser is responsible for paying the subadvisory fees.

Response: The Trust confirms that it will revise disclosure in the notes to financial statements in the Fund’s future annual and semi-annual reports to shareholders as follows:

Investment management fees are paid directly by the Fund to the Investment Manager based on average daily net assets. For the fiscal year ended May 31, 2022, the Fund paid an investment management fee at the annual rate of 0.69% of the average daily net assets of the Fund. The fee paid to GW&K for its services as subadviser is paid out of the fee the Investment Manager receives from the Fund and does not increase the expenses of the Fund.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Mark Duggan, Esq.

Maureen M. Kerrigan, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.